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                 AMENDED AND RESTATED ARTICLES OF INCORPORATION


         1. The name of the Corporation is "Mountbatten, Inc."

         2. The address of the Corporation's current registered office is 33 Rock Hill Road, Bala Cynwyd, PA 19004 (Montgomery County).

         3. The Corporation is incorporated under the Pennsylvania Business Corporation Law of 1988, as amended for the following purposes:

            To have unlimited power to engage in and do any lawful act concerning any or all lawful business for which corporations may be incorporated under the Business Corporation Law.

         4. The term for which the Corporation is to exist is perpetual.

         5. The aggregate number of shares which the Corporation shall have authority to issue is 20,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share. The Board of Directors may issue, in one or more classes or series, shares of the Preferred Stock authorized hereby, with full, limited, multiple, fractional or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights or other special or relative rights as shall be fixed from time to time by the Board of Directors. The shareholders of the Corporation shall not have the right to cumulate their votes for election of directors of the Corporation.

         Prior to the date hereof, the Corporation had designated 2,000,000 shares of Preferred Stock as Class A Convertible Preferred Stock, par value $0.001 per share, and had issued shares of Class A Convertible Preferred Stock. Effective immediately, (i) each share of Class A Convertible Preferred Stock, par value $0.001 per share, currently existing shall automatically be converted into a single share of Common Stock, par value $0.001 per share, (ii) the designation of 2,000,000 shares of Preferred Stock as Class A Convertible Preferred Stock shall be terminated, and (iii) the authorized shares of Class A Convertible Preferred Stock shall be reduced to zero. (The foregoing changes are hereinafter referred to as the "Reclassification".) From and after the date hereof, and until exchanged for certificates representing Common Stock, certificates formerly representing shares of Class A Convertible Preferred Stock shall be deemed to represent the appropriate number of shares of Common Stock. Each shareholder shall be required to surrender the certificate representing such shareholder's Class A Convertible Preferred Stock in order to receive such shareholder's certificate for the Common Stock into which it is converted.


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         6. (a) The Corporation opts out of Subchapters E, G, H, I and J of the
Pennsylvania Business Corporation Law of 1988, as amended.

            (b) Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting upon the written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting, so long as prompt notice of the action is given to those shareholders entitled to vote thereon who have not consented; provided that, at any time that the Corporation has more than 75 shareholders, no shareholder action shall be effective unless taken at a shareholder meeting in accordance with applicable law, these Articles and the Corporation's By-laws. The action shall not become effective until at least ten days' written notice of such action (or such lesser period as permitted by applicable law) shall have been given to each shareholder entitled to vote thereon who has not consented thereto.